UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Fiscal Year Ended December 31, 2007
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from                to
Commission file number 1-5842
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bowne & Co., Inc.
Global Employee Stock Purchase Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BOWNE & CO., INC.
55 Water Street
New York, New York 10041
(212) 924-5500

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN

Page
Items 1 and 2. Financial Statements

Report of Independent Registered Public Accounting Firm	F-1
Statements of Financial Condition — As of December 31, 2007 and 2006	F-2
Statements of Income (Loss) and Changes in Plan Equity — For the years ended December 31, 2007, 2006 and 2005	F-3
Notes to Financial Statements	F-4

Exhibit

Consent of KPMG LLP, Independent Registered Public Accounting Firm
EX-23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Trustees of the
Bowne & Co., Inc.
Global Employee Stock Purchase Plan:
     We have audited the accompanying statements of financial condition of the Bowne & Co., Inc. Global Employee Stock Purchase Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of income (loss) and changes in plan equity for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2007 and 2006, and the results of its operations for each of the years in the three-year periods ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
New York, New York
March 28, 2008

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2007	2006
Assets:
Cash	$819	$1,359
Receivables:
Employee contributions	12,957	11,502
Employer contributions	8,942	7,348
Due from broker for securities sold	3,475	—

Total receivables	25,374	18,850

Investment in Bowne & Co., Inc. Common Stock, at fair value — 52,871 shares in 2007 and 49,710 shares in 2006 (cost — $759,376 in 2007 and $673,909 in 2006)	930,530	792,377
Other investments (cost — $0 in 2007 and $80,735 in 2006) (Note 2)	—	81,065

Total assets	956,723	893,651

Liabilities:
Distribution payable to participant	3,475	—

Net Plan equity	$953,248	$893,651

See accompanying notes to financial statements.

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF INCOME (LOSS) AND CHANGES IN PLAN EQUITY

	Years Ended December 31,
	2007	2006	2005
Additions:
Investment activity:
Changes in unrealized appreciation (depreciation) in fair value of investments	$52,687	$40,964	$(83,180)
Realized gain from sales of investments	36,211	24,534	6,536
Dividend income	7,554	7,018	6,071

	96,452	72,516	(70,573)
Contributions by
Employees	143,665	133,156	125,916
Employer	94,689	83,644	74,620

Total contributions	238,354	216,800	200,536

Total additions	334,806	289,316	129,963

Deductions:
Distributions to participants	191,459	245,480	142,918
Transfer of assets to other plan	83,750	—	—

Total deductions	275,209	245,480	142,918

Net income (loss)	59,597	43,836	(12,955)
Plan equity — beginning of year	893,651	849,815	862,770

Plan equity — end of year	$953,248	$893,651	$849,815

See accompanying notes to financial statements.

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(1) Description of the Plan
     The following description of the Bowne & Co., Inc. Global Employee Stock Purchase Plan (“GESPP” or the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a) General
     The GESPP was adopted July 1, 1999 and is intended to provide eligible employees who are not residents of the United States with an opportunity to share, as stockholders, in the Company’s progress and success and encourage them to build added financial resources during their careers with the subsidiaries and affiliates of Bowne & Co., Inc. (“Bowne” or, collectively, the “Company”). The Plan allows participants to make deposits from their periodic pay by payroll deductions into an account held with the Plan’s fiduciary that will invest primarily in the common stock of Bowne. Employees of participating foreign subsidiaries of the Company are eligible to participate in the Plan upon completion of any probation period required by the subsidiary. For the year ending December 31, 2007, the participating foreign subsidiaries of the Company consisted of the following: United Kingdom, Germany, Singapore, Hong Kong, and Mexico. Effective January 1, 2007, the Company’s subsidiary in France no longer participates in the GESPP, and accordingly all of the assets held by the GESPP for this subsidiary were transferred to a separate Plan, which is operated independently from the GESPP.
(b) Contributions
     The participants of the United Kingdom, Germany, Singapore, Hong Kong, and Mexico can contribute up to £120, €180, S$340, HK$1,600, and 2,000 pesos per month, respectively. The Plan allows each of the Company’s participating foreign subsidiaries to contribute an amount to the Plan’s fund on behalf of each participant. Each pay period the Company will make a matching contribution equal to fifty percent (50%) of the participant’s basic deposit for that period except in the United Kingdom, where the Company will match 100% not to exceed £60 per month. The matching contribution will be paid to the Plan fund in the same manner and at the same time as the deposits of the participants.
(c) Investment of Funds
     In accordance with the Plan and the fiduciary contract, all amounts received under the Plan for a participating period are delivered to the trustee and will be invested in Bowne common stock on or before the 15th day of each month. During 2006, French law required that at least 1/3 of the amounts received from participants from the Company’s subsidiary in France were to be invested in French securities and the remaining 2/3 was able to be invested in Bowne common stock. Dividends received by the Plan will be similarly invested, except in the United Kingdom where actual dividends are only invested up to £1,500 per participant, and the excess is paid in cash to the participant. Dividends earned on shares currently held by employees from the United Kingdom that were acquired prior to January 2003 are paid in cash to the participant. Each participant in the Plan is entitled to exercise voting rights attributable to the shares allocated to his or her account.
(d) Sales and Distribution of Shares
     A participant who has an account balance may withdraw either stocks and/or the cash equivalent value of all of his or her vested balance. The cash withdrawal will be paid in a single lump-sum payment in the local currency as soon as practicable after a sales date. Sales will occur on the last business day of each month. An election to withdraw less than the total cash equivalent value of all of a participant’s available vested shares is not permitted.
     Generally participants vest in the entire value of their matching shares after five years of service with the Company, or if the participant retires, dies, or becomes disabled. A participant in the United Kingdom however, may not make a withdrawal of matching shares and shares acquired by the reinvestment of dividends until those shares have been credited to his or her account for at least 36 months. In Mexico a participant may not make a withdrawal of any shares until the shares have been credited to his or her account for at least 36 months. Forfeited balances may be refunded to the Company or held to reduce future employer contributions. For the years ended December 31, 2007 and 2006 forfeited balances totaling $0 and $1,361, respectively, were distributed to the Company. At December 31, 2007 and 2006, there were no forfeited nonvested accounts.
(e) Plan Expenses
     Administrative expenses are paid by the Company.
(f) Plan Termination
     Although it has not expressed any intent to do so, the Company reserves the right to discontinue contributions at any time and to terminate the Plan subject to the Plan provisions. Upon such termination of the Plan, participants will become 100% vested in their accounts and the interest of each participant will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms.
(2) Summary of Accounting Policies
Basis of Accounting
     The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, contributions receivable at any year end represent employee deductions and Company contributions for the month of December. In addition, distributions are recorded when the distribution has been requested and approved, and the related shares are sold. The investment in French securities consisted of registered money market funds and are classified as other investments in the Statements of Financial Condition as of December 31, 2006. All amounts are in U.S. dollars except where noted. Assets and liabilities of the Plan denominated in foreign currencies are translated into U.S. dollars using the exchange rate at each balance sheet date. The related investment activities, contributions and distributions are translated at a weighted-average exchange rate prevailing during each period.
Investment Valuation
     The investments of the Plan are recorded at fair value. The shares of Bowne common stock are measured by the closing price listed by the New York Stock Exchange. The investments in money market funds in 2006 were registered in France and were measured by quoted prices obtained from national exchanges. Purchases and sales of securities are recorded on a trade-date basis. The cost of the investments is maintained using the average cost method.
     Dividends are recorded on the ex-dividend date.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principle requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(3) Administration of Plan Assets
     The Plan’s assets, which consist primarily of shares of Bowne common stock, are held by the Plan’s Trustee, who also executes the Plan’s transactions. The Trustee invests cash received and makes distributions to participants. The Plan is administered by the third-party service provider that specializes in plan administration services, and certain administrative functions are performed by employees or officers of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.
     As of December 31, 2007 and 2006, information pertaining to the shares of Bowne common stock held in the Plan’s trust is as follows:

	2007	2006
Shares of Bowne common stock held in the Plan’s trust fund	52,871	49,710

Fair market value per share of Bowne common stock	$17.60	$15.94

     As of December 31, 2007 and 2006, the total number of active participants in the plan was 83 and 73, respectively. The total number of active participants in 2006 includes 6 participants from the Company’s subsidiary in France, which as previously discussed no longer participates in the GESPP.
     Realized gain (loss) from the sale of investments, excluding foreign currency exchange effects, for the three-year period ended December 31, 2007 was comprised as follows:

	Years Ended December 31,
	2007	2006	2005
Investment in Bowne & Co., Inc. Common Stock
Proceeds received from the sale of investments in Bowne & Co., Inc. common stock	$191,459	$292,955	$138,203
Cost of sales of investments in Bowne & Co., Inc. common stock	(155,248)	(269,113)	(131,396)

Realized gain from the sales of investments in Bowne & Co., Inc. common stock	$36,211	$23,842	$6,807

Other investments
Proceeds received from the sale of other investments	$—	$70,327	$21,601
Cost of sales of other investments	—	(69,635)	(21,872)

Realized gain (loss) from the sales of other investments	$—	$692	$(271)

     At December 31, 2007, 2006 and 2005, unrealized appreciation in the market value of investments was $171,154, $118,798, and $81,846, respectively. For the years ended December 31, 2007, 2006, and 2005, unrealized appreciation (depreciation) in the market value of investments increased (decreased) by $52,687, $36,952, and $(79,477), respectively, which excluded foreign currency exchange effects in 2006 and 2005.
(4) Assets Transferred to Other Plan
     As previously discussed, effective January 1, 2007, the Company’s subsidiary in France no longer participates in the GESPP, and as such, transferred all of its assets held by the GESPP to a separate plan, which is operated independently from the GESPP. The total assets transferred as of January 1, 2007 amounted to $83,750, which consisted of cash, contributions receivable and other investments. Upon the transfer of the account balances, the assets previously held by the GESPP for the participants of the Company’s subsidiary in France became assets of the separate plan.
(5) Tax Status
     The GESPP operates for the benefit of the Company’s employees outside the United States, and is not subject to provisions of the U.S. Internal Revenue Code or the Employer Retirement Income Security Act. The Plan and its related trust are designed to be exempt from direct taxation by any taxing authority, but, depending on local laws and regulations, participants may be subject to taxation on Company contributions and sales of the stock.
(6) Concentration of Risks and Uncertainties
     The Plan invests in Bowne common stock. At December 31, 2007, the Plan’s total assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.  Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Financial Condition.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bowne & Co., Inc. Global Employee Stock Purchase Plan
By:	/s/ JOHN J. WALKER
John J. Walker
Senior Vice President and Chief Financial Officer

Dated: March 28, 2008